2012 ANNUAL REPORT



CARDINAL
Financial Corporation



Lutherville
Frederick
Ellicott City
Purcellville
Leesburg
MARYLAND
Rockville
Sterling
Bethesda
Sterling Park
NORTHERN
VIRGINIA
Herndon
Washington, DC
Reston
McLean
Tysons Corner
Greensboro
Corporate Headquarters
Largo
Chantilly
Williamsburg Blvd.
Washington Blvd.
Wilson
Blvd.
Fairfax Corner
Fairfax
Annandale
Arlington
Union Mill
University Mall
Fairfax
Corporate Headquarters
Alexandria
Gainesville
Manassas
Lake Ridge
Woodbridge
Woodbridge Parkway
Cardinal
Banking Offices
George Mason
Mortgage Offices
Prince Frederick
Stafford
Fredericksburg

MESSAGE TO THE SHAREHOLDERS



It is my pleasure to provide you with our 2012 Annual Report, reflecting another milestone year for Cardinal. Despite a year full of challenging economic conditions and an uncertain political climate, your company again reported double-digit growth in assets, loans, non-interest-bearing deposits, mortgage fee income and net income. The financial markets rewarded these results with a total shareholder return of 54.0% for CFNL stock in 2012, which exceeded all community banks with assets of at least $1 billion in the Washington, D.C., metro area. Guided by our operating philosophy of "Aggressive on Sales, Conservative on Risk," our results continue to demonstrate that you can do both, and do them well.

With a strong focus on growth, we added seasoned commercial lenders and mortgage bankers and we marketed several deposit programs that helped increase the company's market share. Total assets increased 16.8% to $3.04 billion at year-end 2012. The bank's loans held for investment portfolio now exceeds $1.80 billion, an increase of 10.5% year over year. With no past due loans of 30 days or more, no real estate owned through foreclosure, and nonperforming assets at only 0.25% of total assets at year-end, our balance sheet quality remains pristine. Our 33% increase in non-interest-bearing deposits in 2012 contributed to the year-end deposit total of $2.24 billion. Tangible common equity capital as a percentage of total assets was 9.40% at year-end.

We reported net income of $45.3 million for the year ended December 31, 2012, a 61.8% increase over the prior year's earnings of $28.0 million. Both the sustained low interest rate environment and competitiveness of the market created net interest margin compression of 20 basis points as we ended the year at 3.61%. However, strategic initiatives to grow the mortgage banking operations resulted in a $27.2 million increase to non-interest income. At year-end, our mortgage banking offices totaled 16, located throughout Virginia, the District of Columbia and Maryland. We effectively employed your capital into quality asset growth, resulting in record highs for both Return on Average Assets and Return on Average Equity of 1.70% and 16.02%, respectively.

In the buildup to the 2012 election, there was little indication that either party was interested in uniting in efforts to push forward economic reform. Pre-election, both sides argued strenuously that each had the solution. They proposed "reforms" that might seem sensible on the evening news, but could serve to create a citizenship less able to realize their financial goals and hamper institutions such as Cardinal, intent on providing true service and solutions while helping their communities thrive. In what has been labeled the "most expensive election in history," we begin the next four years with little change, with an incumbent in the White House, and a divided Congress that has shown little interest in uniting for common sense policies to move our economy forward.

We hope to see, over the next 12 months, true political leadership emerge from the chaos to lead our country into a real recovery. And, we plan to be a partner in that recovery. The crucial role of a strong financial services industry cannot be overstated. Community banks are well-positioned to support, encourage and nurture consumers and businesses alike with expert guidance, top-tier products, unique services and local knowledge.

I can assure you that Cardinal sees 2013 as a year filled with growth and opportunity. We have proven that no matter the environment, we can, and will, succeed. We focus on people, our clients, our employees and our communities. In 2013, we will open our 28th banking office. Located in Georgetown, it will be our second in the District of Columbia. We plan to continue our expansion efforts, introducing Cardinal Bank to new markets and increasing our presence in existing markets. Our sales teams continue to grow. They are recognized for their regional and industry expertise and for their ability to develop tailored financial products and strategies for their clientele. We increased

"Total **shareholder return of 54.0%** for CFNL stock in 2012"

Net Income (in thousands)


$40,000
$30,000
$20,000
$10,000
$286
$10,325
$18,442
$27,998
$45,297
2008
2009
2010
2011
2012

Assets (in millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$1,744
$1,976
$2,072
$2,603
$3,039
2008
2009
2010
2011
2012

Net Loans Receivable (in millions)


$1,500
$1,000
$500
$1,139
$1,293
$1,409
$1,632
$1,803
2008
2009
2010
2011
2012

Shareholders' Equity (in millions)


$300
$250
$200
$150
$100
$50
$158
$205
$223
$258
$308
2008
2009
2010
2011
2012

Deposits (in millions)


$2,000
$1,500
$1,000
$500
$1,180
$1,297
$1,404
$1,775
$2,244
2008
2009
2010
2011
2012

Nonperforming Assets to Peers*
(As a % of Total Assets)


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.29
1.75
2.06
0.30
2.90
3.50
0.43
2.94
3.68
0.69
2.74
1.98
0.25
2.46
1.99
2008
2009
2010
2011
2012
Cardinal
Regional Peers
Nationwide

*Source: SNL Financial

2008 – 2010

Regional Peers – Publicly traded thrifts and banks with assets of $750 million to $4 billion, geographic headquarters in MD, DC and VA

Nationwide – Publicly traded thrifts and banks with assets of $1.75 billion to $2.25 billion

2011

Regional Peers – Publicly traded thrifts and banks with assets of $1 billion to $3 billion, geographic headquarters in MD, DC and VA

Nationwide – Publicly traded thrifts and banks with assets of $2.25 billion to $2.75 billion

2012

Regional Peers – Publicly traded thrifts and banks with assets of $1 billion to $4.5 billion, geographic headquarters in MD, DC and VA

Nationwide – Publicly traded thrifts and banks with assets of $2.75 billion to $3.5 billion

our deposit market share in every county we have banking offices, demonstrating the value of our client-centered approach. That value is recognized and rewarded with the ultimate endorsement: referrals from existing clients. Cardinal's constituents will always be our number one mission. The value of our shareholders, employees, customers, and all our friends, who continue to refer business to us, is enormous. It is the center of our success and we sincerely thank you.

Once again, this was a year of industry and regional acclaim for our efforts. Our inclusion in the 2012 Sandler O'Neill+Partners "Sm-All Stars" list marks our fourth appearance – an almost unheard-of third consecutive recognition. I was honored in 2012 to be included by *American Banker* in its "Best of Banking" listing as a "Community Banker of the Year, Honorable Mention." Locally, the *Washington Business Journal* saw fit to include me on its "Power 100" list. While I am humbled by this recognition, I can say with confidence that the recognition does not reflect me as an individual as much as it reflects the committed team of bankers with whom I have the privilege to work and who create and promote Cardinal's reputation every day. If these honors help us to help you, then they are worthwhile.

Our community outreach efforts remain unmatched by other regional banks. For the second consecutive year, we were recognized by the *Washington Business Journal* for "Philanthropic Giving" for both our corporate financial support and the 7,700 volunteer hours served by our employees. We are proud that Cardinal employees are active participants in numerous civic and charitable organizations throughout our region, and we continue to be impressed by their choice to give so freely of their time.

As a corporation, we maintain our active presence in local schools, serving as role models, resources and guest speakers, which reinforces our position as leaders in promoting financial literacy to the next generation. Thanks to our sponsorship of the innovative EverFi Financial Literacy Platform, 1,700 students in 58 high schools throughout the region had access to this interactive technology at no cost to either schools or families. We look forward to celebrating continued success and greater reach in the current school year. Our award-winning School Bank Program continues to allow us to interact with elementary and middle school students in a meaningful way, building a firm foundation of good savings habits and personal responsibility.

In May, we celebrated the 10th anniversary of the Cardinal Bank Charity Classic, an event that has raised over $2.5 million since its inception. The main beneficiary of our efforts remains Inova Kellar Center, with the majority of Classic proceeds supporting Inova Kellar's vital mission to provide behavioral health services and family support to at-risk children and youth. The Cardinal Bank Community Fund also benefits from the Classic and utilizes its share of the event proceeds to assist other local organizations through its grant program. Established in 2008 to facilitate our own philanthropic efforts, the Fund has awarded almost $350,000 to organizations whose missions target the areas of health, mental health, aging and human services, educational services, children and youth programs, and arts and cultural programs. We look forward to commemorating the Community Fund's five-year anniversary in 2013.

Our Board of Directors welcomed two new members in 2012, Steven M. Wiltse, CPA, and William J. Nassetta, MD, MPH. Mr. Wiltse has over 30 years of diversified tax experience with expertise in the government contracting, technology, real estate and other service industries. He was a co-founder and partner of Argy, Wiltse & Robinson, P.C., a large regional accounting firm headquartered in McLean, Va., that was recently sold to BDO USA, LLP. Dr. Nassetta is founder, CEO and medical director of CORE, LLC, an occupational medical staffing and consultation company, and founder and CEO of CORE Health Networks. Their demonstrated leadership and wide range of business experiences will add value and a new perspective to our Board as we look ahead to growth and expansion opportunities.

While 2012 held more than its fair share of success, we experienced a significant loss as well. In December, D. Gene Merrill, Jr., with whom I founded George Mason Mortgage



in 1993, passed away suddenly. Though Gene had resigned as CEO of George Mason Mortgage in 2010 to pursue a new venture, he remained a valued professional colleague and a close personal friend. His loss is deeply felt by all who worked with him, and it is the intention of all to uphold his leadership values as George Mason Mortgage continues to succeed with Bob Brower at the helm.

I hope that in reading this annual report you feel the same pride that I do in the success of Cardinal. Our values and our commitment to our customers, our employees, our communities, and to you, our shareholders, are reflected throughout our company. I must thank our employees for their continued dedication to our customers and our communities. I would like to express my gratitude to our Director of Marketing Paulette Cross who once again has developed an annual report that truly captures the spirit of Cardinal.

The Board and the Management Team thank you for your continued support and loyalty. It is hard to believe that in June we will be celebrating our 15th anniversary and that so many of you have been a part of Cardinal since its inception. We relentlessly pursue opportunities every day to add sustainable value to the Cardinal franchise. We hope that you feel we have provided an attractive return on your investment that can be measured not only financially, but also by the positive impact we have in our communities.

We look forward to a 2013 filled with opportunity and celebration. On behalf of your Board and Management, your support and loyalty are greatly appreciated along with your business and referrals.

Building this company is truly a labor of love for me and all our employees and directors. No matter what, you may rest assured that we will always aspire to make the Cardinal franchise more valuable than the day before.

Bernard H. Clineburg
Chairman of the Board and Chief Executive Officer

BOARD OF DIRECTORS

From Northern Virginia to the Nation's Capital and beyond to Maryland's close-in suburbs, the evening skyline shows a metropolitan area that's alive with activity, economic opportunities and unlimited potential. Cardinal Financial Corporation is proud to be part of these communities and values its close relationships with the businesses and consumers that energize the region's growth and prosperity.

The Cardinal Financial Corporation's Board of Directors (L-R): J. Hamilton Lambert, Sidney O. Dewberry, Steven M. Wiltse, Alice M. Starr, William G. Buck, Bernard H. Clineburg, Buddy G. Beck, William J. Nassetta, William E. "Rick" Peterson and Michael A. Garcia. Not pictured are Directors Emeritus Alan G. Merten and George P. Shafran.




2012 ANNUAL REPORT



"Cardinal reported **net income of $45.3 million**, a 61.8% increase."

Washington Golf & Country Club

With financing from Cardinal Bank, **Washington Golf & Country Club** members will soon be enjoying a newly renovated fitness center along with a world-class clubhouse. The club, situated on one of the highest points in Arlington, Va., enjoys spectacular views of the Potomac River and Washington skyline. Throughout its history, which dates back to 1894, it has counted U.S. presidents, Supreme Court justices, prominent government officials and numerous community business leaders among its members.

(L-R): Cardinal Bank Regional President F. Kevin Reynolds; Washington Golf & Country Club President T. Barrett Chamberlin, Jr. and General Manager Patrick Tobey.



"Guided by our operating philosophy of '**Aggressive on Sales, Conservative on Risk**,' Cardinal's results continue to demonstrate that you can do both, and do them well."

Virginia Hospital Center

Recognized in 2012 as the top hospital in the state for patient satisfaction and in 2013 by Truven Health Analytics as one of the "Top 100 Hospitals" in the country, **Virginia Hospital Center** in Arlington is dedicated to providing area residents with the highest quality clinical care at its state-of-the-art 342-bed facility. Cardinal Bank salutes the hospital's commitment to excellence as demonstrated by its continuing education programs for doctors and nurses and its ongoing efforts to improve the health of those who live in the region.

(L-R): Virginia Hospital Center President and Chief Executive Officer James B. Cole and Vice President for Patient Care Services and Chief Nursing Officer Darlene Vrotsos, RN, BSN, MS; and Cardinal Financial Corporation Chairman and CEO Bernard H. Clineburg.




TOWN HALL


2012 ANNUAL REPORT



"**Community banks** are well-positioned to **support, encourage** and **nurture** consumers and businesses alike."

The Town of Purcellville, Virginia

"Everybody's Home Town" is how the residents of **Purcellville, Va.**, in western Loudoun County describe their community. A sense of belonging and local pride is evident throughout the community – from its scenic surroundings to its newly renovated Town Hall. Choosing the right bank to finance the Town Hall after its makeover was important to town officials, and Cardinal's locally based decision makers delivered a loan product that perfectly matched their needs.

(L-R): Cardinal Bank Senior Vice President and Market Executive Cheryl S. Beebe; Purcellville Mayor Robert W. Lazaro, Jr.; and Cardinal Bank Vice President and Branch Manager Billie J. Crouch.

McEnearney Associates

Founded in 1980, **McEnearney Associates** has come to be known as one of the metropolitan area's premier real estate firms with offices in Alexandria, Arlington, McLean, Leesburg and Middleburg, Va., and in Northwest Washington. As the premier metro area lender, George Mason Mortgage, LLC has been providing home financing to thousands of McEnearney clients since 1999.



Pictured Above
(L-R): Cardinal Bank Regional President and Chief Credit Officer Christopher W. Bergstrom; McEnearney Associates President Maureen McEnearney Dunn; George Mason Mortgage, LLC President and CEO Bob Brower; and McEnearney Associates Executive Vice President and Managing Broker David W. Hawkins.

Pictured Right
(L-R): Cardinal Bank Assistant Vice President Alexandra L. Bettius; Elm Street Development's Vice President-Finance and Chief Financial Officer Jeffrey P. Rice and President David D. Flanagan; and Cardinal Bank Executive Vice President and Chief Lending Officer Dennis M. Griffith.


1908

Elm Street Development

Founded in 1977, **Elm Street Development** is one of the region's leading real estate developers. Many of its residential and mixed-use projects, which stretch from Washington to Baltimore to Maryland's Eastern Shore, were facilitated with land, construction and mortgage financing from Cardinal. In Northwest Washington, Elm Street Development relied on a Cardinal construction loan to build this distinctive home located in the prestigious 1801 Foxhall development.


PARKLANDS
COMMUNITY CENTER

"Strategic initiatives to grow the **mortgage banking** operations resulted in a **$27.2 million** increase to non-interest income."

Classic Group, LLC

Since the 1980s, the owners of **Classic Group, LLC** have been building homes and developments throughout Maryland and Virginia. At the new Parklands community in Gaithersburg, Md., Classic partnered with Cardinal to secure financing for land development and the construction of the clubhouse that will become the centerpiece of this "Urban Townes" project.

(L-R): Classic Group, LLC Development Manager Dover Hankins II and President Steve Eckert; and Cardinal Bank Senior Vice President and Market Executive Thomas W. Grantham.



WidePoint Corporation

As a leader in providing advanced information technology to government and commercial markets around the globe, **WidePoint Corporation** depends on Cardinal to achieve its business goals. Using a wide range of commercial banking services, including cash management, loans, lines of credit and mortgage products, the company has built a national operation that delivers certificate-based cyber security solutions, wireless telecommunication expense management systems, forensic informatics, consulting and support services.

(L-R): Cardinal Bank Executive Vice President and Manager, Government & Technology Group, Sushil K. Clarence; WidePoint Executive Vice President & CFO Jim McCubbin; Cardinal Bank Vice President and Commercial Service Executive Lilah G. Yosufy; and WidePoint Chief Executive Officer Steve L. Komar.



"Cardinal's **constituents** will always be our **number one mission**."

Buchanan Partners

In southern Loudoun County, Va., **Buchanan Partners** is embarking on a new venture at Arcola Center, a 400-acre, mixed-use community, with Phase I development financing from Cardinal Bank. Based on "smart growth" principles and input from local citizens, Arcola Center will combine commercial, retail, residential, recreational and cultural uses to create a vibrant, active community for workers, residents and visitors. There are 250 townhomes and condominiums planned for the initial stage of this multi-phase project.

(L-R): Buchanan Partners Principal Robert E. Buchanan; Cardinal Bank Executive Vice President and COO Alice P. Frazier; Buchanan Partners Principal Brian S. Benninghoff; and Cardinal Bank Senior Vice President Richard F. Schoen.





University of Mary Washington Foundation

In the Fredericksburg, Va., Eagle Village complex, Cardinal Bank is providing construction and permanent commercial mortgage financing for a new Hyatt hotel project spearheaded by the **University of Mary Washington Foundation**. The 93-room, 66,500-square-foot facility is located near Mary Washington Hospital and the university's campus. It will provide a prime venue for meetings for the university, Mary Washington Healthcare, area businesses and local community events.

(L-R): Cardinal Bank Executive Vice President Todd W. Hewitt; UMW Foundation Director of Finance & Administration Gregory A. Branner, CPA; Cardinal Bank Vice President Joe DiStefano; and UMW Foundation Chief Executive Officer Jeff W. Rountree.



ATA Management

With financing from Cardinal Bank, **ATA Management** purchased and renovated this Arlington, Va., apartment building. Aptly named The View, its sweeping vistas of the Washington skyline, updated apartments and convenient location are hallmarks that draw discriminating residents to this rental community.

(L-R): Cardinal Bank Regional President and Market Executive Kendal E. Carson and ATA Management President Hakan Yavalar.


VIENNA
FAIRFAX
COUNTY
VIENNA

The Vienna Volunteer Fire Department

Organized as a community-focused, nonprofit volunteer organization in partnership with the Fairfax County Fire & Rescue Department, **The Vienna Volunteer Fire Department** (VVFD) exists to protect and preserve the lives and property of the citizens of the Town of Vienna and Fairfax County, Va., from fire, medical and other emergencies. In 2012, Cardinal Bank refinanced the VVFD's existing commercial mortgage with an interest-saving fixed-rate loan. Cardinal is also proud to have one of its own bankers, James N. Estep, serve as a VVFD volunteer.


TEER FIRE DEPARTMENT
402

(L-R): VVFD President Robert K. Zillian and Chief John C. Morrison; Cardinal Bank Vice President James N. Estep; VVFD Treasurer Stanley M. Ellis; and Cardinal Bank Commercial Loan Officer Martha S. Wilson.

Jewish Primary Day School of the Nation's Capital

The **Jewish Primary Day School of the Nation's Capital** (JPDS-NC) offers an academically challenging dual curriculum of general and Judaic studies for boys and girls in Pre-K through Grade 6. Located in Northwest Washington, JPDS-NC has a full banking relationship with Cardinal that includes building loans and deposit products. This financial foundation allows the school to successfully deliver programs that nurture students' curiosity, cultivate their imagination and advance their initiative and critical-thinking skills.



Pictured Above
(L-R): Cardinal Bank Vice President and Commercial Service Executive Sheila Yosufy; JPDS-NC's Board of Directors Treasurer David Cohen, Head of School Naomi Reem and Trustee Steven Himmelfarb; and Cardinal Bank Vice President Alissa M. Curry.

Pictured Right
(L-R): Bechara Nammour, building owner, and Cardinal Bank Vice President Katie Golden.


BOULANGERIE
PATISSERIE
PAUL
SALON DE THÉ
MAISON DE QUALITE FONDEE EN 1889

Bechara Nammour

With a vision of creating a lively retail space in the heart of Georgetown, Washington entrepreneur **Bechara Nammour** turned to Cardinal Bank to refinance this historic commercial building. Located steps from the Potomac River and the D.C. neighborhood's vibrant Wisconsin Avenue and M Street crossroads, the building is now home to PAUL, a popular French bakery and cafe. PAUL has quickly become one of the favorite gathering spots for residents, visitors and those who work in this charming neighborhood.



Insight Property Group

Using a business model focused on acquiring, re-positioning, rezoning and developing well-located multifamily and mixed-use properties, **Insight Property Group** is one of the Washington region's most successful real estate companies. The company turned to Cardinal for acquisition and construction financing to begin its latest project, Grayson Flats. This luxury apartment complex in Arlington, Va., features upscale residences and must-have amenities in a close-in, convenient location.

International Center for Language Studies

The **International Center for Language Studies** in Washington knows the value of establishing great relationships. Since 1966, it's been the choice of individuals, government agencies and international organizations seeking English-as-a-Second-Language and foreign language training programs. A relationship with bankers you know and trust is just as important. That's why Cardinal's deposit, credit and cash management services translate into continued success for this woman-owned business.



Pictured Left

(L-R): Insight Property Group Principal Michael Blum and Partner Sarah Davidson; Cardinal Bank Vice President Marc Blumenstein; Insight Property Group Principal Richard Hausler; and Cardinal Bank Senior Vice President and Market Executive Andrew J. Peden.

Pictured Above

(L-R): Cardinal Bank Vice President Kathryn R. Speakman; International Center for Language Studies President Karen Decker; and Cardinal Bank/Washington President Kate Carr.


Intersport



"Our **values** and our **commitment** to our customers, our employees, our communities, and to you, our shareholders, are **reflected throughout our company**."

Intersport

Intersport, one of the area's premier independent shops for European sports and luxury vehicles, attracts car enthusiasts from across the region to its McLean, Va., location. The owners of the growing company, which boasts the largest selection of used Porsches on the East Coast, knew they wanted to expand. After sharing their vision with their Cardinal bankers and securing financing to purchase land, they will soon begin construction of a permanent building for their dealership in Ashburn, Va.

(L-R): Intersport Owner/Technician Charles Murphy; Cardinal Bank Commercial Loan Officer Jonathan T. Reimer; and Intersport Owner Operator Omar Hilmi.


SHADY GROVE ADVENTIST H

Aquilino Cancer Center at Shady Grove Adventist Hospital

With construction financing from Cardinal Bank, the joint venture of the **RMJ Development Group, LLC** and **Shady Grove Adventist Hospital** is building Montgomery County's first free-standing, comprehensive cancer center on the hospital's campus in Rockville, Md. When completed, the 50,000-square-foot Aquilino Cancer Center will offer personalized care and support services in a state-of-the-art facility.

Mooers Immigration

Mooers Immigration, a Bethesda, Md., law firm specializing in immigration and nationality issues, and its founder and managing partner Don Mooers, appreciate Cardinal's hands-on attention to detail. In the past seven years, what began as one personal deposit relationship has grown into a full-service banking partnership that encompasses personal and business deposit, credit and wealth management products and services.



Pictured Left
(L-R): Cardinal Bank Senior Vice President and Market Executive Robert R. Giraldi and Senior Vice President and Market Executive Penny Bladich; RMJ Development Group, LLC Managing Principal John D. Rhoad, Jr., PE; and Shady Grove Adventist Hospital President Dennis Hansen.

Pictured Above
(L-R): Cardinal Bank Business Resource Manager Allison Wakenight; Mooers Immigration Founder and Managing Partner Donald Mooers, Esq.; and Cardinal Bank Vice President and Branch Manager Ron Harriday.



"As a corporation, we maintain our **active presence in local schools**, serving as role models, resources and guest speakers."

Bishop McNamara High School

Founded in 1964, **Bishop McNamara High School** delivers an academically rigorous college preparatory program to young men and women on its Forestville, Md., campus. The private Catholic school's educational curriculum is complemented by robust athletic, fine arts, religious and social activities that contribute to a well-rounded, success-oriented student body. Over the past year, Cardinal has helped develop and manage the school's investments by creating a plan that maximizes returns while minimizing risk.

(L-R): Bishop McNamara High School President/CEO Marco J. Clark and CFO/Business Manager Peggy Ball; and Cardinal Trust and Investments Managing Director and Executive Vice President William T. Mundy.



Digital Technologies, Inc.

For the past decade, **Digital Technologies, Inc.** (DigitalTech) has relied on deposit, line of credit and cash management services from Cardinal Bank to fuel its growth. Headquartered in Sterling, Va., this veteran-owned small business provides information technology systems integration, support and maintenance services to help federal agencies, state and local governments, and corporations stay on the cutting edge.

(L-R): Cardinal Bank Government & Technology Group Senior Vice President Seth C. Carter; Digital Technologies, Inc.'s President and Chief Financial Officer James Klein and Vice President, Business Development, Robert Klein; and Cardinal Bank Vice President Rob Lane.


Tyvek

The Federal City Group, Inc.

The Federal City Group, Inc. is a Class A contracting company that specializes in the teardown and redevelopment of older homes and lots located in Alexandria, Va. Over the course of the last 25 years, the company's principals have completed over 100 successful homebuilding projects – a legacy they continue to build upon with innovative financial products and hands-on service from their Cardinal bankers.

(L-R): Cardinal Bank Vice President and Branch Manager Shirley Carey; The Federal City Group, Inc.'s Larry Hirsch and Scott Mitchell; and Cardinal Bank Assistant Vice President Jason R. McDonough.



Washington Intern Student Housing

Washington Intern Student Housing (WISH) has provided housing for interns, students and teachers in Washington for more than 20 years. With real estate financing, deposit products and other services from Cardinal Bank, WISH owns and operates properties on Capitol Hill and in other locations in the city. WISH student interns come to the Nation's Capital from around the country and the world.

(L-R): WISH Internships Director Sara McGregor; Cardinal Bank Senior Vice President Robert J. Lavery; and WISH's Chief Financial Officer Katy McGregor, Director Dan Lewis and Vice President, Properties, Michael Gaietto.

SERVING THE COMMUNITY

"Our **community outreach efforts remain unmatched** by other regional banks."



(L-R): Inova Health System CEO Knox Singleton; Inova Kellar Center Director Rick Leichtweis; Cardinal Bank's KC Cardinal; Cardinal Bank Regional President F. Kevin Reynolds and Cardinal Financial Corporation Chairman and CEO Bernard H. Clineburg.

In 10 years, more than $2.5 million has been raised through **The Cardinal Charity Classic** to continue the bank's partnership with Inova Kellar Center as well as to support a variety of community outreach activities through the Cardinal Bank Community Fund. The 2012 tournament raised more than $250,000.



Cardinal Bank Executive Vice President and Marketing Director Paulette Cross has enjoyed working hand-in-hand with Cardinal CEO Bernard Clineburg throughout a long career that spans four financial institutions. In addition to coordinating a wide range of major bank-sponsored events and projects, including the annual report, Ms. Cross gives back to the community through a variety of civic endeavors. She currently serves as Speaker Series committee chair for **Leadership Arlington**.

"Paulette is an incredible individual and is responsible for many of our corporate successes. I just felt it was time she was recognized for her many achievements. I could not have built Cardinal or our predecessor banks without her tireless perfectionism."

Bernard H Clineburg

Readers Are Leaders, a local organization that provides reading and mentoring programs to students, received a $5,000 award from the Cardinal Bank Community Fund. The program encourages student athletes to become role models and mentors in their communities.

(L-R): Readers Are Leaders Founder Wendell Byrd; Sugarland Elementary School Library Media Specialist Kim Grim; Cardinal Bank Senior Vice President and Market Executive Cheryl S. Beebe; Sugarland Elementary School Counselor Eileen Rafferty-Fore; Cardinal Bank Regional President F. Kevin Reynolds; and Sugarland Elementary School Assistant Principal Janice Jennings are joined by students.


FICTION
CARDINAL



The Cardinal Bank Community Fund awarded $1,000 to the **Loudoun County Soccer Association** to advance programs that help develop and motivate players to maximize their potential as athletes. Based in Leesburg, the association is Virginia's largest soccer program with more than 15,000 participants each year.

(L-R): Loudoun Soccer Sponsorship & Fundraising Manager Belinda Hyde; Cardinal Bank Assistant Vice President Monica L. Tressler; Loudoun Soccer President Tom Thomas and Accountant Kate Kao; Cardinal Bank Senior Vice President and Market Executive Cheryl S. Beebe and Regional President F. Kevin Reynolds.




CARDINAL

Pictured Left: (L-R): Cardinal Bank Regional President F. Kevin Reynolds; Political Analyst and NBC White House Correspondent Chuck Todd; and Cardinal Financial Corporation Chairman and CEO Bernard H. Clineburg.

Pictured Right: Dr. Stephen S. Fuller of George Mason University's Center for Regional Analysis.

The annual **Cardinal Bank and George Mason University Economic Conference** on January 11, 2013, attracted more than 500 community leaders, policymakers, area economists and interested citizens. The conference featured Dr. Stephen S. Fuller of George Mason University's renowned Center for Regional Analysis, Fannie Mae Chief Economist Douglas G. Duncan, Ph.D., and Political Analyst and NBC White House Correspondent Chuck Todd.



Cardinal Bank presented certificates to nearly 200 students who completed the ***My Money, My Future***SM **EverFi financial literacy program** at Patriot High School in Prince William County, Va. Cardinal sponsors the innovative EverFi program in 58 schools throughout Northern Virginia and in Bethesda, Md.

(L-R in foreground): Cardinal Bank Vice President Kim Bowden and Executive Vice President and Marketing Director Paulette Cross celebrate with Patriot High School students after the certificate ceremony.


CARDINAL

College-bound students from public schools in Virginia and the Northern Virginia Community College Pathway Program benefit from scholarship programs provided by the **Martin Luther King, Jr. Cultural Foundation, Inc.** In 2012, the Cardinal Bank Community Fund presented the organization with a $1,000 award to support its mission.

(L-R): Cardinal Bank Senior Vice President Seth C. Carter; Martin Luther King, Jr. Cultural Foundation Board Chair Mary Ann Hovis and Foundation President Myrtle F. Gallow; and Cardinal Bank Regional President F. Kevin Reynolds.





Pictured Left: Cardinal Bank Reston Branch Manager Tracy Meredith with students from Armstrong Elementary School.

Pictured Right: (L-R): Arlington Traditional School Teacher Fran Figari; Cardinal Bank Williamsburg Boulevard Branch Manager Shannon Owens and Arlington Branch Manager Tahiya Kettles work with Arlington Traditional School students during *Teach Children to Save Day.*

More than 100,000 bankers across America, including 30 Cardinal bankers, participated in ***Teach Children to Save Day***, an annual American Bankers Association Education Foundation event that demonstrates the importance of saving money. Since 1997, the campaign has taught money management skills to nearly five million students across the country.



SELECTED FINANCIAL INFORMATION

In thousands, except per share data. For the years ended December 31,

Income Statement Data:	**2012**	**2011**	**2010**	**2009**	**2008**
Interest income	$ 115,050	$ 102,878	$ 96,633	$ 86,742	$ 88,611
Interest expense	24,047	23,716	27,588	36,200	45,638
Net interest income	91,003	79,162	69,045	50,542	42,973
Provision for loan losses	7,123	6,910	10,502	6,750	5,498
Net interest income after provision for loan losses	83,880	72,252	58,543	43,792	37,475
Non-interest income	63,392	34,333	27,389	23,348	17,812
Non-interest expense	79,317	64,465	59,469	52,427	55,913
Net income (loss) before income taxes	67,955	42,120	26,463	14,713	(626)
Provision (benefit) for income taxes	22,658	14,122	8,021	4,388	(912)
Net income	$ 45,297	$ 27,998	$ 18,442	$ 10,325	$ 286
Balance Sheet Data:					
Total assets	$ 3,039,187	$ 2,602,716	$ 2,072,018	$ 1,976,185	$ 1,743,757
Loans receivable, net of fees	1,803,429	1,631,882	1,409,302	1,293,432	1,139,348
Allowance for loan losses	27,400	26,159	24,210	18,636	14,518
Loans held for sale	785,751	529,500	206,047	179,469	157,009
Total investment securities	286,420	310,543	344,984	378,753	315,539
Total deposits	2,243,758	1,775,260	1,403,725	1,297,005	1,179,844
Other borrowed funds	392,275	510,385	389,586	427,579	367,198
Total shareholders' equity	308,066	257,817	222,902	204,507	158,006
Common shares outstanding	30,226	29,199	28,770	28,718	24,014
Per Common Share Data:					
Basic net income	$ 1.53	$ 0.95	$ 0.63	$ 0.38	$ 0.01
Fully diluted net income	1.51	0.94	0.62	0.37	0.01
Book value	10.19	8.83	7.75	7.12	6.58
Tangible book value[1]	9.85	8.47	7.38	6.64	5.99
Performance Ratios:					
Return on average assets	1.70%	1.27%	0.92%	0.57%	0.02%
Return on average equity	16.02	11.58	8.44	5.53	0.18
Dividend payout ratio	0.13	0.12	0.12	0.10	3.38
Net interest margin[2]	3.61	3.81	3.68	2.94	2.78
Efficiency ratio[3]	51.37	56.80	61.67	70.95	91.98
Non-interest income to average assets	2.37	1.56	1.37	1.29	1.08
Non-interest expense to average assets	2.97	2.92	2.98	2.89	3.40
Loans receivable, net of fees to total deposits	80.38	91.92	100.40	99.72	96.57
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.35%	0.34%	0.37%	0.22%	0.24%
Nonperforming loans to loans receivable, net of fees	0.25	0.91	0.53	0.05	0.41
Nonperforming loans to total assets	0.25	0.57	0.36	0.04	0.27
Allowance for loan losses to nonperforming loans	359.30	176.45	320.03	2,677.59	310.81
Allowance for loan losses to loans receivable, net of fees	1.52	1.60	1.72	1.44	1.27
Capital Ratios:					
Tier 1 risk-based capital	11.94%	11.29%	12.67%	12.97%	11.67%
Total risk-based capital	13.04	12.49	14.06	14.15	12.72
Leverage capital ratio	10.49	10.14	10.82	11.03	9.90
Other:					
Average shareholders' equity to average total assets	10.59%	10.95%	10.93%	10.31%	9.74%
Average loans receivable, net of fees to average total deposits	83.43	93.27	96.28	97.57	96.00
Average common shares outstanding:					
Basic	29,654	29,401	29,123	27,186	24,370
Diluted	29,996	29,784	29,608	27,674	24,837

(1) Tangible book value is calculated as total shareholders' equity, less goodwill and other intangible assets, divided by common shares outstanding.
(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 35%.
(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.

DIRECTORS AND OFFICERS

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CARDINAL FINANCIAL CORPORATION CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board & Chief Executive Officer, Cardinal Financial Corporation

Sidney O. Dewberry
Lead Director, Cardinal Financial Corporation
Chairman Emeritus and Founder, Dewberry

B.G. Beck
President, Beck Foundation

William G. Buck
President & Chief Executive Officer, William G. Buck & Associates, Inc. Real Estate

Michael A. Garcia
President, Mike Garcia Construction, Inc.

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates
Executive Director, Claude Moore Charitable Foundation

William J. Nassetta, MD, MPH
Founder, CEO & Medical Director CORE, LLC

William E. "Rick" Peterson
Principal, Financial Portfolio Investments, The Peterson Companies

Alice M. Starr
President & CEO, Starr Strategies Co.

Steven M. Wiltse
Partner, BDO USA, LLP

Alan G. Merten
Director Emeritus
President Emeritus, George Mason University

George P. Shafran
Director Emeritus
President, Geo. P. Shafran & Associates, Inc.; Director Emeritus AAA Mid-Atlantic

CARDINAL OFFICERS CARDINAL FINANCIAL CORPORATION

Bernard H. Clineburg
Chairman of the Board, Chief Executive Officer

Christopher W. Bergstrom
Executive Vice President, Chief Risk Officer

Janice A. Cross
Assistant Secretary

Jennifer L. Deacon
Chief Accounting Officer, Secretary

David W. Frasier
Executive Vice President, Director of Audit

Alice P. Frazier
Executive Vice President, Chief Operating Officer

Eleanor D. Schmidt
Executive Vice President, Chief Compliance Officer

Mark A. Wendel
Executive Vice President, Chief Financial Officer

CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board, President & Chief Executive Officer

Christopher W. Bergstrom
Regional President, Chief Credit Officer

Kathleen Walsh Carr
President, Cardinal Bank/ Washington

Kendal E. Carson
Regional President

Sushil K. Clarence
Executive Vice President, Manager, Government and Technology Group

Paulette P. Cross
Executive Vice President, Marketing Director

Alice P. Frazier
Executive Vice President, Chief Operating Officer

Dennis M. Griffith
Executive Vice President, Chief Lending Officer

Todd W. Hewitt
Executive Vice President

Guy S. Johnston
Executive Vice President

F. Kevin Reynolds
Regional President

Eleanor D. Schmidt
Executive Vice President, Chief Compliance Officer

Mark A. Wendel
Executive Vice President, Chief Financial Officer

CARDINAL WEALTH MANAGEMENT

William T. Mundy
Managing Director & Executive Vice President, Cardinal Trust and Investments

Steven F. Collins
Managing Director, Cardinal Wealth Services, Inc.

MORTGAGE OPERATIONS

GEORGE MASON MORTGAGE, LLC

CARDINAL FIRST MORTGAGE, LLC

Christopher W. Bergstrom
Executive Vice-Chairman

Bob Brower
President & Chief Executive Officer

STOCK LISTING

Cardinal Financial Corporation common stock is listed on the NASDAQ Global Select Market under the symbol CFNL. The stock is typically listed as CardFnc in regional newspapers. At the close of business on February 20, 2013, there were 591 record holders of the Corporation's common stock.

Quarterly Common Stock Prices

Market Price	High ($)	Low ($)
2012		
4th Quarter	16.66	13.13
3rd Quarter	14.79	12.05
2nd Quarter	12.50	10.98
1st Quarter	11.92	10.28
2011		
4th Quarter	11.14	8.10
3rd Quarter	11.81	8.59
2nd Quarter	11.93	9.97
1st Quarter	12.14	10.60

A performance graph that compares the Corporation's stock price with two indices over the past five years has been included in the Corporation's 2012 Annual Report on Form 10-K, which is being mailed to shareholders.

FINANCIAL INFORMATION

The Corporation's 2012 Annual Report on Form 10-K has been filed with the Securities and Exchange Commission and contains the Corporation's consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operation. A copy of this document is being mailed to shareholders. Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's website at www.sec.gov. The Annual Report, Form 10-K and other corporate publications are available online at www.cardinalbank.com under Investor Relations – SEC Filings. They are also available by request, free of charge, by writing to Investor Relations, 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102.

CORPORATE HEADQUARTERS

Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
703.584.3400

ANNUAL SHAREHOLDERS MEETING

The Corporation's annual meeting of shareholders will be held at 10 a.m. (ET) on Friday, April 19, 2013, at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

GENERAL INFORMATION

Please visit the Corporation's website at www.cardinalbank.com for information about online banking, products and services, news releases or investor relations. You can also call 703.584.3400 or 800.473.3247.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449

Caution About Forward-Looking Statements

We make statements in this 2012 Annual Report that are subject to risks and uncertainties. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward-looking statements. You should not place undue reliance upon any forward-looking statement. Except as required by federal securities laws, Cardinal Financial Corporation undertakes no obligation to update or revise any forward-looking statement.

For an explanation of the risks and uncertainties, you should also read Cardinal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, and the consolidated financial statements and related notes to the consolidated financial statements contained therein as filed with the Securities and Exchange Commission. This report can be obtained at the Company's website (www.cardinalbank.com) or at the Commission's website (www.sec.gov).

CARDINAL FINANCIAL CORPORATION

CORPORATE HEADQUARTERS

8270 Greensboro Drive
Suite 500
McLean, Virginia 22102
703.584.3400
800.473.3247

CARDINAL BANK BANKING OFFICES

ALEXANDRIA
1737 King Street
Alexandria, Virginia 22314
703.460.4040

ANNANDALE
4115 Annandale Road
Annandale, Virginia 22003
703.584.3877

ARLINGTON
2100 North Glebe Road
Arlington, Virginia 22207
703.387.2473

BETHESDA
7315 Wisconsin Avenue
Bethesda, Maryland 20814
301.652.0997

CHANTILLY
14000 Sullyfield Circle
Chantilly, Virginia 20151
703.378.6575

FAIRFAX
10641 Fairfax Boulevard
(Lee Highway)
Fairfax, Virginia 22030
703.934.9200

FAIRFAX CORNER
4100 Monument Corner Drive
Fairfax, Virginia 22030
703.222.4375

FREDERICKSBURG
501 C Jefferson Davis Highway
Fredericksburg, Virginia 22401
540.899.7799

GEORGETOWN
1825 Wisconsin Avenue, NW
Washington, D.C. 20007
Opening Summer 2013

GREENSBORO
8270 Greensboro Drive
McLean, Virginia 22102
703.584.3500

HERNDON
199 Elden Street
Herndon, Virginia 20170
703.584.3820

K STREET
1776 K Street, NW
Washington, D.C. 20006
202.331.3950

LEESBURG
20 Catoctin Circle, SE
Leesburg, Virginia 20175
703.771.3353

MANASSAS
9626 Center Street
Manassas, Virginia 20110
703.393.8200

MCLEAN
1313 Dolley Madison Boulevard
McLean, Virginia 22101
703.356.6060

PURCELLVILLE
440 East Main Street
Purcellville, Virginia 20132
540.338.3325

RESTON
11150 Sunset Hills Road
Reston, Virginia 20190
703.460.4000

STAFFORD
289 Garrisonville Road
Stafford, Virginia 22554
540.288.3900

STERLING
46005 Regal Plaza
Sterling, Virginia 20165
703.444.4296

STERLING PARK
101 Enterprise Street
Sterling, Virginia 20164
703.584.3880

TYSONS CORNER
1650 Tysons Boulevard
McLean, Virginia 22102
703.760.9457

UNION MILL
5766 Union Mill Road
Clifton, Virginia 20124
703.584.3890

UNIVERSITY MALL
10695 Braddock Road
Fairfax, Virginia 22032
703.584.3833

WASHINGTON BOULEVARD
3434 Washington Boulevard
Arlington, Virginia 22201
703.807.0002

WILLIAMSBURG BOULEVARD
6402 Williamsburg Boulevard
Arlington, Virginia 22207
703.584.3850

WILSON BOULEVARD
2505 Wilson Boulevard
Arlington, Virginia 22201
703.584.3810

WOODBRIDGE
13870 Smoketown Road
Woodbridge, Virginia 22192
703.680.4004

WOODBRIDGE PARKWAY
14000 Jefferson Davis Highway
Woodbridge, Virginia 22191
703.491.6907

CARDINAL WEALTH MANAGEMENT

8270 Greensboro Drive
Suite 400
McLean, Virginia 22102

CARDINAL WEALTH SERVICES, INC.
703.584.3470

GEORGE MASON MORTGAGE, LLC

CORPORATE HEADQUARTERS
4100 Monument Corner Drive
Suite 100
Fairfax, Virginia 22030
703.273.2600

ALEXANDRIA
526 King Street
Suite 505
Alexandria, Virginia 22314
703.802.5390

211 North Union Street
Suite 250
Alexandria, Virginia 22314
703.802.5370

ARLINGTON
4100 North Fairfax Drive
Suite 301
Arlington, Virginia 22203
703.802.5398

BETHESDA
6550 Rock Spring Drive
Suite 655
Bethesda, Maryland 20817
301.841.1300

ELLICOTT CITY
6021 University Boulevard
Suite 290
Ellicott City, Maryland 21043
443.288.6851

FAIRFAX – CARDINAL
4100 Monument Corner Drive
Suite 410
Fairfax, Virginia 22030
703.848.2850

FAIRFAX CORNER
4100 Monument Corner Drive
Suite 460
Fairfax, Virginia 22030
703.890.1540

FREDERICK
5235 Westview Drive
Suite 102
Frederick, Maryland 21703
301.620.0650

GAINESVILLE
7454 Limestone Drive
Gainesville, Virginia 20155
703.802.5300

LAKE RIDGE
2750 Killarney Drive
Lakepoint One
Suite 105
Woodbridge, Virginia 22192
703.680.3998

LARGO
9200 Basil Court
Suite 102
Largo, Maryland 20774
301.571.2700

LEESBURG
44160 Scholar Plaza
Suite 400
Leesburg, Virginia 20176
703.443.1900

LUTHERVILLE
1447 York Road
Suite 408
Lutherville, Maryland 21093
443.798.6100

PRINCE FREDERICK
129 Main Street
Suite 129
Prince Frederick, Maryland 20678
301.855.7652

RESTON
12001 Sunrise Valley Drive
Suite 205
Reston, Virginia 20191
703.259.0800

ROCKVILLE
2600 Tower Oaks Boulevard
Rockville, Maryland 20852
Opening Summer 2013
301.571.2739

WASHINGTON, DC
1120 Connecticut Avenue, NW
Washington, D.C. 20036
202.627.3053

CARDINAL FIRST MORTGAGE, LLC

4100 Monument Corner Drive
Suite 410
Fairfax, Virginia 22030
703.848.2850

SCHOOL BANKS

ATE $AVES BANK
Annandale Terrace Elementary School
Annandale, Virginia

BUSY BEE BANK
Clearview Elementary School
Herndon, Virginia

COUGAR BRANCH
Louise A. Benton Middle School
Manassas, Virginia

EAGLES' NEST EGG BANK
Armstrong Elementary School
Reston, Virginia

HMS HAWK BANK
Herndon Middle School
Herndon, Virginia

SOARING EAGLES BANK
Potowmack Elementary School
Sterling, Virginia

STARS AND STRIPES BANK
Springwoods Elementary School
Woodbridge, Virginia

SUNRISE SAVINGS
Sunrise Valley Elementary School
Reston, Virginia

WILDCAT BANK & TRUST
Elizabeth Vaughan Elementary School
Woodbridge, Virginia

www.cardinalbank.com